

08052370

/-A/A

24-10217

Winsted Acquisition I, Inc.

c/o: Francis P. Manzo III
5402 Brittany
Mc Henry, IL 60050

August 11, 2008

Mr. Damon Colbert
Securities & Exchange Commission
100 F Street, NE, Room 3582
Washington, DC 20549

Re: Winsted Acquisition I, Inc. - Form 1-A
Via fax: (703) 813-6963

Dear Mr. Colbert:

With regards to our previous filing dated August 1, 2008 of Form 1-A for Winsted Acquisition I, Inc., we do hereby amend such to include the qualifying and delaying language needed for proper execution to read:

> **This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

Should you have any questions or comments please direct them to the undersign.

Kind regards,

Francis Manzo
President
Winsted Acquisition I, Inc.
5402 Brittany Drive
Mc Henry, IL 60050-3354
(815) 575-4815 (Cell)

END